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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 3, 2003, Bookham Technology plc (the "Company") announced that on December 1, 2003 it received notification from The Goldman Sachs Group, Inc. that as of close of business on November 28, 2003, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 7,255,393 shares being 3.35% of the issued share capital of the Company. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated by reference.

        The Company filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from June 8, 2003 to December 7, 2003 with respect to the Measurement Microsystems A-2 Inc. scheme. A copy of this return is attached hereto as Exhibit 99.2 and is incorporated by reference.

        On December 19, 2003, the Company issued a press release announcing that, in connection with the proposed acquisition of New Focus, Inc., the Company filed Amendment No. 1 to Registration Statement on Form F-4 with the Securities and Exchange Commission. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated by reference.

        On December 22, 2003, the Company issued a press release announcing that, in connection with the proposed acquisition of New Focus, Inc., the Company filed Amendment No. 2 to Registration Statement on Form F-4 with the Securities and Exchange Commission. A copy of this announcement is attached hereto as Exhibit 99.4 and is incorporated by reference.

Exhibits

99.1
Announcement issued on December 3, 2003.

99.2
Schedule 5, Block Listing Six Monthly Return for the period from June 8, 2003 to December 7, 2003, as filed with the UK Listing Authority.

99.3
Press Release issued on December 19, 2003.

99.4
Press Release issued on December 22, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004
BOOKHAM TECHNOLOGY PLC
	By:	/s/ GIORGIO ANANIA
	Name:	Giorgio Anania
	Title:	Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Announcement issued on December 3, 2003.	1
99.2	Schedule 5, Block Listing Six Monthly Return for the period from June 8, 2003 to December 7, 2003, as filed with the UK Listing Authority.	2
99.3	Press Release issued on December 19, 2003	3
99.4	Press Release issued on December 22, 2003.	4

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SIGNATURES
BOOKHAM TECHNOLOGY PLC